Annex A

Executive Officers and Directors of PPF IM Ltd.

The name, present principal occupation, principal business address and country of citizenship of each executive officer and director of PPF IM Ltd. are set forth below.

Name	Present Principal Occupation or Employment	Address of Present Principal Occupation or Employment	Citizenship
Jiri Sterba	Director	Stasinou 6, The White Walls, Office 601, 1060 Nicosia, Cyprus	Czech Republic
Katerina Anastassiou	Director	Stasinou 6, The White Walls, Office 601, 1060 Nicosia, Cyprus	Cyprus